

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2013

<u>Via E-mail</u>
Thomas J. Nimbley
Chief Executive Officer
PBF Logistics LP
One Sylvan Way, Second Floor
Parsippany, New Jersey 07054

> **Re:** **PBF Logistics LP**
> **Draft Registration Statement on Form S-1**
> **Submitted August 1, 2013**
> **CIK No. 0001582568**

Dear Mr. Nimbley:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Confidential Draft Registration Statement on Form S-1</u>

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by

       Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please include all information not subject to Rule 430A in the next amendment, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. Also, please provide updated information with each amendment.

Prospectus Summary, page 1

3. You disclose in the second paragraph that, at the closing of this offering, you will acquire "a 100% interest in Delaware City Terminaling Company LLC" and that "[p]rior to the closing of this offering, [y]our sponsor and its subsidiary will convey to Delaware Terminaling a light crude oil rail unloading terminal a light crude oil rail unloading terminal, which [you] refer to as the 'Delaware City Rail Terminal.'" Please revise this paragraph to state, if true, that upon the closing of this offering, Delaware City Terminaling Company's primary or only asset will be Delaware City Rail Terminal.

4. In an appropriate place in your filing, please revise to disclose the factors your sponsor considered in determining those assets to contribute to you in connection with your initial public offering as well as the factors it considered in determining to retain its remaining logistics assets.

5. Expand the disclosure of the cash distributions to address the ability of PBF LLC to reset the incentive distribution levels.   Provide a Risk Factor addressing this matter as well.

PBF Logistics LP, page 1

Assets and Operations, page 2

6. Please revise this section of your prospectus summary to disclose that your Delaware terminal commenced operations in February of 2013.

Formation Transactions and Partnership Structure, page 9

7. Expand this section to address how the consideration to be paid to the sponsor for the assets received was determined or provide an appropriate cross-reference. Provide this disclosure under "Certain Relationships and Related Party Transactions" as well.

Ownership of PBF Logistics LP, page 11

8. Expand the chart to indicate the ultimate beneficial owners – persons having investment or voting power - of PBF LLC. See Rule 13d-3 under the Exchange Act. Provide this disclosure under "Security Ownership of Certain Beneficial Owners and Management" on page 123 as well.

Significant Forecast Assumptions, page 68

9. You indicate under "Volumes" that your "forecasted net sales also take into account the commercial agreements with our sponsor that we will enter into at the closing of this offering, as well as forecasted usage by our sponsor of services above the minimum throughput requirements under these commercial agreements." Clarify and quantify the extent to which already existing contracts are included in this forecast.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 88

Capital Resources and Liquidity, page 94

New Revolving Credit Facility, page 94

10. You disclose on page 60 that "[yo]ur ability to make cash distributions may be limited by certain covenants in [y]our new revolving credit facility. Should [you] be unable to satisfy these covenants, [you] will be unable to make cash distributions notwithstanding [y]our cash distribution policy" while you disclose on page 94 that "[t]he agreement governing [y]our revolving credit facility will contain customary covenants and events of default." In an appropriate place in your filing, please elaborate upon and describe those covenants that may limit your ability to make cash distributions.

Capital Expenditures, page 95

11. In the discussion of your "Business Strategies" on pages 2 and 103, you cite growing your business through "both strategic acquisitions and organic expansions." You cite on pages 4 and 104 a list of "potential growth opportunities" that could be acquired from your sponsor. Please discuss whether your current plans for current expenditures address any such acquisitions.

Business, page 102

12. You disclose on page 30 as a risk factor that you "may not be able to significantly develop third-party revenue due to competition and other factors." Please revise your filing to provide the relevant information under Item 101(c)(1)(x) of Regulation S-K.

Growth Opportunities, page 104

13. We note that you have identified a number of growth opportunities, the first of which you appear to reference in the last full paragraph on page 105 as already your asset. That is, we presume only the Delaware City Heavy Crude Oil Terminal would be able to unload the 80,000 bpd of Canadian heavy crude oil. Please tell us whether any of the identified growth opportunities are probable of being consummated for purposes of financial statements under Rule 3-05 of Regulation S-X and explain to us the basis of your determination. As part of your response, provide us a detailed account of the internal discussions regarding the timing of these growth opportunities.

14. If your disclosure in the last paragraph regarding organic growth opportunities for your current assets is accurate, please clarify for us how your light crude oil rail unloading terminal is able to handle Canadian heavy crude oil. That is, we presume your terminal cannot unload Canadian heavy crude oil.

Our Asset Portfolio, page 108

15. You disclose here that your Delaware City Rail Terminal "has total throughput capacity of up to 100,000 bpd" while you disclose on page F-14 that this terminal "has a total throughput capacity of up to approximately 110,000 barrels per day." Please clarify or revise.

Financial Statements

General

16. Please update your historical and pro forma financial statements to comply with Rule 3-12 and Rule 11-02(c) of Regulation S-X.

Financial Statements of PBF MLP Predecessor

Note 1: Description of Business, page F-14

17. We note your disclosure indicating that construction of the Delaware City Rail Unloading Terminal began in July 2012 and that it commenced operations in February 2013 and in other parts of the filing that it is a light crude oil rail unloading terminal. We also note (i) on page 6 under "our sponsor" that "importantly, in May 2012 our sponsor commenced crude shipments via rail into a newly developed crude rail unloading facility supporting its Delaware City refinery" and (ii) from PBF Energy's August 24, 2012 press release that they were "currently railing 20,000 b/d of Western Canadian Heavy and Bakken crude into Delaware City," the latter type of crude oil being a light crude oil. To help us

better understand the basis for your predecessor financial statements, please provide us an overview of the rail unloading facilities at the Delaware City refinery, the relationship and proximity of the light and heavy crude rail unloading facilities to each other, the shared infrastructure and personnel of the facilities, and the type and quantity of crude actually unloaded by each facility from the start of its operations through June 30, 2013.

In addition, explain to us how you determined that your predecessor financial statements should not include the Delaware City rail unloading facilities that commenced operations in May 2012, since this facility unloaded light crude rail shipments.

Note 8: Subsequent Event, page F-18

18. We note on page 25 and this page that a LACT unit, which was owned and operated by your sponsor's vendor in connection with a crude supply agreement, was purchased for $105,000. Please explain to us how you determined that financial statements of this unit are not required as either predecessor or under Rule 3-05 of Regulation S-X. Since your deemed predecessor has insignificant operations for 2012, it is not clear how you determined that LACT is not the predecessor. Please include any necessary calculations as part of your response. In addition, please provide the disclosures required by FASB ASC 805-10-50 and revise your Article 11 pro forma financial statements to include adjustments related to this acquisition.

Closing Comments

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

    You may contact Michael Fay at (202) 551-3812 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim at (202) 551-3535 or, in her absence, me at (202) 551-3740 with any other questions.

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director

cc: Via E-mail
        Michael Swidler
        Vinson & Elkins LLP